Exhibit 21

SUBSIDIARIES OF WIDEPOINT CORPORATION

State of
Entity Name	Incorporation
WidePoint NBIL, Inc.	Illinois

WidePoint IL, Inc.	Illinois

Operational Research Consultants, Inc.	Virginia

iSYS LLC	Virginia

Protexx Technology Corporation	Delaware

Advanced Response Concepts Corporation	Delaware

WidePoint Ohio Real Estate Corp.	Ohio

WidePoint Solutions Corp.	Delaware